EXHIBIT 99.1

ITEMIZED LIST OF ESTIMATED EXPENSES INCURRED OR BORNE BY OR FOR THE ACCOUNT OF HUNGARY IN CONNECTION WITH THE SALE OF THE NOTES

The following are the estimated expenses incurred or borne by Hungary in connection with the issuance and distribution of the Notes.

Registration Fee (1)	US$	134,553.80
FINRA Fee	US$	225,500.00
Printing Expenses	US$	35,000.00
Miscellaneous Expenses	US$	130,000.00
TOTAL	US$	525,053.80

(1)	Previously paid.